Pricing Term Sheet	Issuer Free Writing Prospectus
Dated August 6, 2014	Filed Pursuant to Rule 433
Registration Statement No. 333-197244
Supplementing the Preliminary
Prospectus dated August 4, 2014

$3,600,000,000

$500,000,000 1.875% Senior Notes due 2017

$1,100,000,000 3.000% Senior Notes due 2019

$750,000,000 3.750% Senior Notes due 2021

$1,250,000,000 4.250% Senior Notes due 2024

The information in this pricing term sheet relates to the offering (the “Offering”) of the 1.875% Senior Notes due 2017, the 3.000% Senior Notes due 2019, the 3.750% Senior Notes due 2021 and the 4.250% Senior Notes due 2024 of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus dated August 4, 2014 relating to the Offering (the “Preliminary Prospectus”) included in the Issuer’s Registration Statement on Form S-1 (File No. 333-197244).

The total size of the Offering has been increased from $3,000,000,000 to $3,600,000,000 aggregate principal amount of notes. The net proceeds received from the increase of $600,000,000 aggregate principal amount of notes will be applied to prepay outstanding principal amounts of the New GECC Term Loan Facility and New Bank Term Loan Facility (as such terms are defined in the Preliminary Prospectus) on a pro rata basis. As a result of the increase in the aggregate principal amount of the notes offered and the pricing of all of the notes, (i) the aggregate borrowings under the New Bank Term Loan Facility and the New GECC Term Loan Facility will decrease to approximately $7.5 billion and $1.4 billion, respectively, and (ii) total pro forma interest expense would increase by approximately $10 million for the year ended December 31, 2013 and would be relatively unchanged for the three months ended March 31, 2014 (in each case, excluding a one time charge of approximately $2.5 million incurred in connection with the prepayment of the New Bank Term Loan Facility). Other corresponding changes will be deemed to be made where applicable throughout the Preliminary Prospectus.

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Expected Ratings (Outlook)*:	BBB- (Stable) / BBB- (Stable) (S&P / Fitch)

Ranking:	Senior unsecured

Net Proceeds to Issuer:	The Issuer estimates that the net proceeds from the sale of the notes in the Offering will be $3,573 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Issuer intends to use an aggregate of $600 million of the net proceeds from the Offering to prepay outstanding principal amounts under the New GECC Term Loan Facility and New Bank Term Loan Facility on a pro rata basis, and to use the remaining net proceeds to invest in liquid assets to further increase the size of its liquidity portfolio and for such additional uses as the Issuer may determine in the future.

Terms Applicable to the 1.875% Senior Notes due 2017

Title of Securities:	1.875% Senior Notes due 2017 (the “2017 Notes”)

Maturity Date:	August 15, 2017

Principal Amount:	$500,000,000

Price to Public:	99.913%

Net Proceeds to Issuer (before estimated offering expenses):	$497,565,000

Treasury Benchmark:	0.875% due July 15, 2017

Treasury Price:	99-29 1⁄4

Treasury Yield:	0.905%

Spread to Treasury Benchmark:	100 basis points

Yield to Maturity:	1.905%

Interest Rate:	1.875%

Interest Payment Dates:	Interest on the 2017 Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015 (long first coupon).

Optional Redemption:

Make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 15 basis points.

At any time and from time to time on or after July 15, 2017, the Issuer may redeem the 2017 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2017 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the 2017 Notes to be redeemed.

CUSIP / ISIN:	87165B AA1 / US87165BAA17

Terms Applicable to the 3.000% Senior Notes due 2019

Title of Securities:	3.000% Senior Notes due 2019 (the “2019 Notes”)

Maturity Date:	August 15, 2019

Principal Amount:	$1,100,000,000

Price to Public:	99.764%

Net Proceeds to Issuer (before estimated offering expenses):	$1,091,904,000

Treasury Benchmark:	1.625% due July 31, 2019

Treasury Price:	99-28

Treasury Yield:	1.651%

Spread to Treasury Benchmark:	140 basis points

Yield to Maturity:	3.051%

Interest Rate:	3.000%

Interest Payment Dates:	Interest on the 2019 Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015 (long first coupon).

Optional Redemption:

Make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 20 basis points.

At any time and from time to time on or after July 15, 2019, the Issuer may redeem the 2019 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2019 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the 2019 Notes to be redeemed.

CUSIP / ISIN:	87165B AB9 / US87165BAB99

Terms Applicable to the 3.750% Senior Notes due 2021

Title of Securities:	3.750% Senior Notes due 2021 (the “2021 Notes”)

Maturity Date:	August 15, 2021

Principal Amount:	$750,000,000

Price to Public:	99.822%

Net Proceeds to Issuer (before estimated offering expenses):	$744,727,500

Treasury Benchmark:	2.250% due July 31, 2021

Treasury Price:	100-25

Treasury Yield:	2.129%

Spread to Treasury Benchmark:	165 basis points

Yield to Maturity:	3.779%

Interest Rate:	3.750%

Interest Payment Dates:	Interest on the 2021 Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015 (long first coupon).

Optional Redemption:

Make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 25 basis points.

At any time and from time to time on or after June 15, 2021, the Issuer may redeem the 2021 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the 2021 Notes to be redeemed.

CUSIP / ISIN:	87165B AC7 / US87165BAC72

Terms Applicable to the 4.250% Senior Notes due 2024

Title of Securities:	4.250% Senior Notes due 2024 (the “2024 Notes”)

Maturity Date:	August 15, 2024

Principal Amount:	$1,250,000,000

Price to Public:	99.806%

Net Proceeds to Issuer (before estimated offering expenses):	$1,240,700,000

Treasury Benchmark:	2.500% due May 15, 2024

Treasury Price:	100-07

Treasury Yield:	2.474%

Spread to Treasury Benchmark:	180 basis points

Yield to Maturity:	4.274%

Interest Rate:	4.250%

Interest Payment Dates:	Interest on the 2024 Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015 (long first coupon).

Optional Redemption:

Make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 30 basis points.

At any time and from time to time on or after May 15, 2024, the Issuer may redeem the 2024 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the 2024 Notes to be redeemed.

CUSIP / ISIN:	87165B AD5 / US87165BAD55

Terms Applicable to Each Series of Notes

Format:	SEC Registered

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Method of Settlement:	DTC

Trade Date:	August 6, 2014

Settlement Date:	August 11, 2014 (T+3)

Joint Book-Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC.

Senior Co-Managers:	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, RBS Securities Inc., Santander Investment Securities Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc.

Co-Managers:	Banca IMI S.p.A., BBVA Securities Inc., Blaylock Beal Van, LLC, CastleOak Securities, L.P., Commerz Markets LLC, Credit Agricole Securities (USA) Inc., Fifth Third Securities, Inc., ING Financial Markets LLC, Lebenthal & Co., LLC, Loop Capital Markets LLC, Mischler Financial Group, Inc., Samuel A. Ramirez & Company, Inc. and The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

SYNCHRONY FINANCIAL, the issuer, has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, email: prospectus@citi.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com; and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533.

To review the preliminary prospectus included in the registration statement, click the following link on the website of the SEC at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1601712/000119312514293060/d750129ds1a.htm. The issuer’s Central Index Key, or CIK, on the SEC website is 0001601712.

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